AEye, Inc.

4670 Willow Road, Suite 125

Pleasanton, CA 94588

August 7, 2024

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn:     Jenny O’Shanick

Re:	AEye, Inc. Registration Statement on Form S-1 Filed August 5, 2024 File No. 333-281235

Dear Ms. O’Shanick:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of AEye, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on August 9, 2024, or as soon thereafter as practicable.

Please contact Chris Forrester of Allen Overy Shearman Sterling US LLP, counsel to the Company, at 858-342-4705, or in his absence, Yian Huang at 484-797-8229, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely, AEye, Inc. By: /s/ Andrew Hughes Andrew Hughes General Counsel and Secretary

cc:	Matthew Fisch, AEye, Inc. Conor Tierney, AEye, Inc. Chris Forrester, Allen Overy Shearman Sterling US LLP Yian Huang, Allen Overy Shearman Sterling US LLP